UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

NOVABAY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

66987P201
(CUSIP Number)

China Pioneer Pharma Holdings Limited

190 Elgin Avenue, George Town,

Grand Cayman, Cayman Islands KY1-9005

TEL: + 021-66351230

Pioneer Pharma (Hong Kong) Company Limited

Flat 2605, 26/F Trendy Centre

682 Castle Peak Road

Lai Chi Kok, Kowloon, Hong Kong

TEL: +021-66351230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person China Pioneer Pharma Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 24,327
	8.	Shared Voting power 5,188,421(1)
	9.	Sole Dispositive Power 24,327
	10.	Shared Dispositive Power 5,188,421(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,212,748(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 34.4%(1)
14.	Type of Reporting Person HC, CO

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person Pioneer Pharma (Hong Kong) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 5,188,421(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,188,421(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,421(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%(1)
14.	Type of Reporting Person CO

(1) Based on 15,134,971 Shares outstanding as of November 9, 2016.

Explanatory Note

This Amendment No. 2 amends the Schedule 13D filed on March 4, 2016 by China Pioneer Pharma Holdings Limited (“China Pioneer”), Pioneer Pharma (Hong Kong) Company Limited (“Pioneer Hong Kong”) and Pioneer Pharma (Singapore) Pte. Ltd. (“Pioneer Singapore”), related to shares of common stock, $0.01 par value per share (the “Shares”) of NovaBay Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended on August 4, 2016 (the “Schedule 13D”). On December 18, 2015, the Company effected a 1-for-25 reverse split of the Shares. Unless the context indicates or otherwise requires, all Share numbers and per Share information included in the Schedule 13D and herein have been retroactively adjusted to reflect such reverse stock split. Capitalized terms not defined herein shall have the meanings given to them in the Schedule 13D.

Item 2.        Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is being filed by the following Reporting Persons:

China Pioneer Pharma Holdings Limited (“China Pioneer”)

Pioneer Pharma (Hong Kong) Company Limited (“Pioneer Hong Kong”)

Citizenship or Place of Organization:

China Pioneer is a public company organized in the Cayman Islands.

Pioneer Hong Kong is a private company organized in Hong Kong.

Principal Business:

The principal business of China Pioneer is the marketing, sale and service of medical supplies, medical devices and pharmaceutical products.

The principal business of Pioneer Hong Kong is the marketing, sale and service of medical supplies, medical devices and pharmaceutical products.

Address of Principal Business Office or, if none, Residence:

China Pioneer Pharma Holdings Limited

190 Elgin Avenue, George Town,

Grand Cayman, Cayman Islands KY1-9005

Pioneer Pharma (Hong Kong) Company Limited

Flat 2605, 26/F Trendy Centre

682 Castle Peak Road

Lai Chi Kok, Kowloon, Hong Kong

During the last five years, none of the Reporting Persons was convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In connection with the transfer described in Item 5(c) below, Pioneer Singapore is no longer a member of the Section 13D group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 2.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On December 18, 2015, the Company effected a 1-for-25 reverse split of the Shares. All per Share information has been retroactively adjusted to reflect such reverse stock split.

Prior to 2016, Pioneer Pharma (Singapore) Pte. Ltd. (“Pioneer Singapore”), a wholly-owned subsidiary of Pioneer Hong Kong, purchased an aggregate of 383,827 Shares and warrants exercisable for 181,300 Shares at an aggregate purchase price of $9,754,000. On February 24, 2016, the Company closed a private placement, pursuant to which Pioneer Singapore purchased an additional 696,590 Shares at a purchase price of $1,330,486.90. On August 1, 2016, the Company completed a two-tranche private placement, pursuant to which Pioneer Singapore purchased an additional 2,617,802 Shares and warrants exercisable for 1,308,902 Shares at an aggregate purchase price of $5,000,000. The first tranche closed on May 9, 2016 and the second closed on August 1, 2016.

Prior to 2016, China Pioneer purchased an aggregate of 24,327 Shares in the open market at an aggregate purchase price of $610,689.

All of the Shares described above were purchased using funds from working capital.

On August 21, 2016, Pioneer Singapore exercised all of its holdings of Company warrants in exchange for 1,490,202 Shares.

On December 9, 2016, Pioneer Singapore transferred all of its holdings of the Company’s securities, which consisted of 5,188,421 Shares, to Pioneer Hong Kong for no consideration as part of an internal corporate reorganization. Pioneer Hong Kong is a wholly-owned subsidiary of China Pioneer.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On September 13, 2012, Pioneer Singapore entered into a Unit Purchase Agreement with the Company for 80,000 Shares and warrants exercisable for an additional 80,000 Shares (the “Warrants”) at a purchase price of $2,500,000 in connection with the International Distribution Agreement, effective September 13, 2012, by and between the Company and Naqu Area Pioneer Pharma Co. Ltd., governing the distribution of NeutroPhase in southeast Asia. As part of this overall investment, the Company issued Pioneer Singapore an additional 227 Shares over those described in the Unit Purchase Agreement. On November 25, 2013, the Company and Pioneer Singapore entered into a Common Stock Purchase Agreement, pursuant to which the Warrants were cancelled and Pioneer Singapore purchased an additional 200,000 Shares at a purchase price of $5,700,000.

On March 3, 2015, Pioneer Singapore entered into a definitive securities purchase agreement with the Company, pursuant to which Pioneer Singapore purchased 103,600 Shares and warrants exercisable for 181,300 Shares for investment purposes.

On February 24, 2016, the Company closed a private placement, pursuant to which Pioneer Singapore purchased an additional 696,590 Shares at $1.91 per Share for an aggregate purchase price of $1,330,487. On August 1, 2016, the Company completed a two-tranche private placement, pursuant to which Pioneer Singapore purchased an additional 2,617,802 Shares and warrants exercisable for 1,308,902 Shares at an aggregate purchase price of $5,000,000. The first tranche closed on May 9, 2016 and the second closed on August 1, 2016. All such transactions were entered into for investment purposes.

All other Shares and warrants exercisable for Shares were acquired based upon the Reporting Persons’ belief that these securities represented an attractive investment opportunity.

On August 21, 2016, Pioneer Singapore exercised all of its holdings of Company warrants in exchange for 1,490,202 Shares.

On December 9, 2016, Pioneer Singapore transferred all of its holdings of the Company’s securities, which consisted of 5,188,421 Shares, to Pioneer Hong Kong for no consideration as part of an internal corporate reorganization.

On April 10, 2015, the Board of Directors of the Company elected LI Xinzhou (Paul Li) as a director of the Company. Mr. Li is Chairman of China Pioneer, President of Pioneer Singapore, and Director of Pioneer Hong Kong. The Reporting Persons sought the appointment of Mr. Li to the Board of Directors of the Company to provide greater oversight over their investment in Company common stock and to strengthen their and their affiliates’ distribution partnership with the Company in the Asia-Pacific region.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) China Pioneer is the beneficial owner of 5,212,748 Shares, which represents 34.4% of all Shares.

Pioneer Hong Kong is the beneficial owner of 5,188,421 Shares, which represents 34.3% of all Shares.

As of December 9, 2016, Pioneer Singapore is no longer the beneficial owner of Company Shares, ceasing to be a beneficial owner of more than 5% of the Company’s outstanding Shares for purposes of Section 13 reporting.

(b) China Pioneer:

Sole Voting Power: 24,327

Shared Voting Power: 5,188,421

Sole Dispositive Power: 24,327

Shared Dispositive Power: 5,188,421

Pioneer Hong Kong:

Sole Voting Power: 0

Shared Voting Power: 5,188,421

Sole Dispositive Power: 0

Shared Dispositive Power: 5,188,421

(c) On December 9, 2016, Pioneer Singapore transferred all of its holdings of the Company’s securities, which consisted of 5,188,421 Shares, to Pioneer Hong Kong for no consideration as part of an internal corporate reorganization.

(d) As the substantial controller and major shareholder of China Pioneer, which directly owns Pioneer Hong Kong, Mr. Li has the right to receive and the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares described herein.

(e) This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2017

China Pioneer Pharma Holdings Limited

/s/ LI Xinzhou
LI Xinzhou (Paul Li) Chairman

Pioneer Pharma (Hong Kong) Company Limited

/s/ LI Xinzhou
LI Xinzhou (Paul Li) Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)      Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)     Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 12, 2017

China Pioneer Pharma Holdings Limited

/s/ LI Xinzhou
LI Xinzhou (Paul Li) Chairman

Pioneer Pharma (Hong Kong) Company Limited

/s/ LI Xinzhou
LI Xinzhou (Paul Li) Director